UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 3)*


                      NEXTEL COMMUNICATIONS, INC.
                           (Name of Issuer)

           CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                    (Title of Class of Securities)

                               65332V103
                             (CUSIP Number)


                             CAROL FORSYTE
      MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                             (847) 576-7646
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                              MARCH 28, 2001
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  65332V103

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
    Motorola, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)
    Not Applicable

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [    ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Incorporation:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER
    101,167,768 (Includes 35,053,780 shares of Class B Non-Voting
    Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)

8.  SHARED VOTING POWER
    7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock-See Item 5)

9.  SOLE DISPOSITIVE POWER
    101,167,768 (Includes 35,053,780 shares of Class B Non-Voting
    Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)

10. SHARED DISPOSITIVE POWER
    7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock-See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    108,190,768 (Includes 35,660,000 shares of Class B Non-Voting
    Common Stock which in certain circumstances are convertible into Class A Common Stock---See Item 5)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions) [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.2%

14. TYPE OF REPORTING PERSON (See Instructions)
    CO


CUSIP NO.  65332V103

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
    Motorola Canada Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)
    Not applicable

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [     ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Place of Incorporation:  Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER
    -0-

8.  SHARED VOTING POWER
    5,000,000 (See Item 5)

9.  SOLE DISPOSITIVE POWER
    -0-

10. SHARED DISPOSITIVE POWER
    5,000,000 (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000,000

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions) [   ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .69%

14. TYPE OF REPORTING PERSON (See Instructions)
    CO


CUSIP NO.  65332V103

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
    Motorola SMR, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a)
    (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions)
    Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Incorporation:  New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER
    -0-

8.  SHARED VOTING POWER
    2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock. See Item 5.)

9.  SOLE DISPOSITIVE POWER
    -0-

10. SHARED DISPOSITIVE POWER
    2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock. See Item 5.)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock. See Item 5.)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions) [    ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .28%

14. TYPE OF REPORTING PERSON (See Instructions)
    CO


AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 ("Amendment") relates to the Class A Common
Stock, par value $0.001 per share (the "Nextel Class a Common Stock"), of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The Report on Schedule 13D filed by Motorola dated August 7, 1995, as amended by Amendment No. 1 dated May 10, 1996 and Amendment No. 2 dated July 29, 1999 (hereinafter collectively referred to as "Motorola
Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

The percentage of Nextel Class A Common Stock reported in this Amendment as being beneficially owned by Motorola, Inc. ("Motorola"), Motorola SMR, Inc. ("Motorola SMR") and Motorola Canada ("Motorola Canada") is based upon the number of outstanding Shares on March 16, 2001 as identified in Nextel's Annual Report on Form 10-K for the year ended December 31, 2000.

Item 2.  Identity and Background

Item 2 is amended and restated to read as follows:

(a) - (c), (f) This statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"), Motorola SMR, Inc., a New Jersey corporation and wholly-owned subsidiary of Motorola ("Motorola SMR") and Motorola Canada, a corporation organized under the laws of Canada and a wholly-owned subsidiary of Motorola ("Motorola Canada").

Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) end-to-end systems for the delivery of interactive digital video, voice and high-speed data solutions for broadband operators; (iii) embedded semiconductor solutions for customers in the networking and computing, transportation and wireless communications and digital/consumer home networking markets; and (iv) embedded electronic systems for automotive, industrial, transportation, navigation, communications and energy systems markets.

The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States unless otherwise noted.

Motorola SMR is a wholly-owned subsidiary of Motorola which contributed its assets to Nextel in conjunction with the Merger (as defined in Item 3 of the Motorola Schedule 13D) and is now engaged in no business other than holding shares of Nextel Common Stock (as defined in Item 3 of the Motorola Schedule 13D). Motorola SMR's executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. The name, business address and present principal occupation of each of its executive officers and directors are set forth in Appendix 2 hereto. To the best of Motorola SMR's knowledge, all directors and executive officers of Motorola SMR are citizens of the United States, unless otherwise noted.

Motorola Canada is a wholly-owned subsidiary of Motorola and is principally engaged in the communications and electronics businesses in Canada. Motorola Canada's executive offices are located at 3900 Victoria Park Avenue, North York, Ontario M2H 3H7. The name, business address, present principal occupation and citizenship of each of its executive officers and directors are set forth in Appendix 3 hereto.

(d) - (e) None of Motorola, Motorola SMR, Motorola Canada or, to the best of Motorola's, Motorola SMR's and Motorola Canada's knowledge, any of the directors or executive officers listed on Appendices 1 through 3 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The second paragraph of Item 4 is amended and restated to read as follows:

On July 20, 1999 Motorola commenced its previously announced plan to sell (the "Sale Plan") 5,600,000 shares of Nextel Class A Common Stock (adjusted to reflect Nextel's 2:1 stock split effective May 26, 2000) during the third quarter of 1999 in order to return its ownership interest in Nextel to the level it was before it purchased the Warrant Shares on April 30, 1999, as described in Item 3 of the Motorola
Schedule 13D.  Motorola's Sale Plan was completed on August 18, 1999.


Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated to read as follows:

(a) - (c) Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 108,190,768 shares of Nextel Class A Common Stock (See Footnote 1) (constituting 14.2% of the total outstanding shares of Nextel's Class A Common Stock). As to such shares, Motorola may be deemed to exercise sole voting and sole dispositive power with respect to 101,167,768 shares and shared voting and dispositive power as to 7,023,000 shares (including 35,053,780 and 606,220 shares of Class B Non-Voting Common Stock, respectively, which are convertible in certain circumstances into Class A Common Stock). (David Robinson, Executive Vice President and President, Broadband Communications Sector of Motorola has sole voting and investment control of 183 shares of Nextel's Class A shares, a negligible percent of the total outstanding shares of Nextel's Class A shares.)

Motorola SMR is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 2,023,000 shares of Nextel Class A Common Stock (constituting .28 % of the total outstanding shares of Nextel's Class A Common Stock). As to such shares (which includes 606,220 shares of Class B Non-Voting Common Stock which are convertible in certain circumstances into Class A Common Stock), Motorola SMR may be deemed to exercise shared voting and dispositive power.

Motorola Canada is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5,000,000 shares of Nextel Class A Common Stock (constituting .69 % of the total outstanding shares of Nextel's Class A Common Stock). As to such shares, Motorola Canada may be deemed to exercise shared voting and dispositive power.

None of Motorola, Motorola SMR, Motorola Canada, or any of the individuals in Appendices 1 through 3 has had any transactions in Nextel Class A Common Stock during the past 60 days except the transactions contemplated by the Sale Plan and as described in Item 6 hereof.

  (d)   Not applicable.

  (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended as follows:

The eleventh and twelfth paragraphs of Item 6 are amended and restated to read as follows:

As part of its agreements, the Investor or certain affiliates of the Investor had to offer to acquire the remainder of Motorola's shares of Nextel Common Stock at a per share price of at least 110% of the average of the closing prices of the Nextel Common Stock over the 30 trading days preceding the public announcement by Nextel of the decision to implement a switch in technology. This provision expired on August 1, 2000.

The former thirteenth paragraph of Item 6 is amended and restated to read as follows:

Also in connection with the Securities Purchase Agreement, Motorola granted Investor an option to purchase up to an additional 18,000,000 shares of Nextel Common Stock (adjusted to reflect Nextel's 2:1 stock split effective May 26, 2000) in three tranches over a six-year period. The Investor exercised its option to purchase the first tranche in full on August 25, 1997 and its option to purchase the second tranche in full on August 25, 1999. The remaining tranche will be exercisable for up to 10,000,000 shares at $10.75 per share (adjusted to reflect Nextel's 2:1 stock split effective May 26, 2000) during the 30-day period following July 28, 2001. In addition, subject to certain limitations, Motorola has granted Investor a right of first refusal to purchase shares of Nextel Common Stock owned by Motorola. However, Investor has agreed to waive its right of first refusal under the Securities Purchase Agreement to purchase shares of Nextel Common Stock owned by Motorola in connection with any pledge and security interest in favor of the lenders described below and sales by Motorola through the end of 2001

The following paragraph is added as the fifteenth paragraph of Item 6, as amended:

As previously reported, Motorola entered into a $2 billion multi-draw term loan facility on March 28, 2001 with several lenders. The facility expires on November 16, 2001. The terms of the facility, including conditions, covenants and representations are similar to those in Motorola's one-year and five-year revolving domestic credit agreements. In addition, net proceeds of the sale of identified assets, including the Nextel Common Stock owned by Motorola, must be used to repay the facility or reduce any unused commitment under the facility. If Motorola's senior unsecured non-credit enhanced long term debt securities is rated BBB- by S&P or Baa3 by Moody's (which would be a decline of four ratings) or lower, then Motorola's and its domestic subsidiaries will be obligated to provide the lenders with a pledge of, and security interest in, identified assets including the Nextel Common Stock owned by Motorola, certain other marketable securities, domestic inventories and receivables, and certain businesses if not sold at the time this contingency has occurred. The terms of any such pledge and security interest have not been and will not be, negotiated with the lenders unless and until the contingency occurs.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

 (Footnote 1) Motorola's beneficial ownership of Nextel Class A Common
             Stock consists of (i) 72,530,768 shares of Nextel Class A Common Stock and (ii) 35,660,000 shares of Nextel Class A Common Stock deemed to be outstanding under Rule 13D-3(d) under the Exchange Act as a result of Motorola's ownership of 35,660,000 shares of Nextel Class B Common Stock (which are non-voting and may, under certain circumstances, be converted by Motorola into shares of Nextel Class A Common Stock on a one-for-one basis).



Dated: April 6, 2001                     Motorola, Inc.
                                 By: /s/ Carl F. Koenemann
                               Name:     Carl F. Koenemann
                                         Executive Vice President
                                         & Chief Financial Officer




Dated: April 6, 2001                     Motorola SMR, Inc.
                                 By: /s/ Carl F. Koenemann
                               Name:     Carl F. Koenemann
                                         President




Dated: April 6, 2001                     Motorola Canada Limited
                                 By: /s/ Garth L. Milne
                               Name:     Garth L. Milne
                                         Treasurer